[FEDEX CORPORATION LETTERHEAD]

VIA EDGAR AND FEDEX EXPRESS

February 4, 2011

Cecilia D. Blye
Chief, Office of Global Security Risk
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549-5546

Re:	FedEx Corporation Form 10-K for the year ended May 31, 2010 File No. 1-15829

Dear Ms. Blye:

We are in receipt of the Commission’s January 25, 2011 letter to Frederick W. Smith, Chairman, President and Chief Executive Officer of FedEx Corporation, in which the Commission: (i) noted its review of our January 14, 2011 response to the Commission’s December 15, 2010 letter providing comments and requesting information relating to our contacts with Syria, Iran and Sudan; and (ii) provided an additional comment. The following is FedEx’s response to the Commission’s additional comment:

General

1.	We note the information you provided regarding revenue you generated from shipments to and from Syria in the fiscal year ended May 31, 2010, in response to comment two in our letter dated December 15, 2010. Please provide us with the same information for the prior two fiscal years and for the subsequent interim period. Please also tell us the approximate dollar amounts you paid to Iran for overflight fees during the past three fiscal years and the subsequent interim period.

Response: The following table presents the requested information for our past three fiscal years ended May 31 and for the six-month period ended November 30, 2010 (in thousands):

	2011(1st Half)	2010	2009	2008
Revenue – Shipments to Syria	$752	$1,567	$1,548	$1,460
Revenue – Shipments from Syria	$209	$438	$427	$328
Overflight Fee Payments to Iran*	€108	€156	€285	€535 and $186

* Fees have been paid in euros since August 2007, prior to which they were paid in U.S. dollars.

Cecilia D. Blye
February 4, 2011

The year-over-year decreases in overflight fee payments to Iran were due to changes to our flight plan routings, which resulted in fewer flights over that country.

Please be advised that we understand our obligation to ensure the accuracy and adequacy of the disclosure in our SEC filings, that our filings include all information required under the Securities Exchange Act of 1934 and that we provide all information that investors require for an informed investment decision.

Furthermore, FedEx acknowledges that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me if you have any additional questions.

Very truly yours,

FedEx Corporation

/s/ ROBERT T. MOLINET

Robert T. Molinet
Corporate Vice President —
Securities & Corporate Law

RTM:mtf [855999]

cc:	Frederick W. Smith Christine P. Richards Alan B. Graf, Jr.